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                                                                EXHIBIT 3.4



                  AMENDMENT TO RESTATED BYLAWS OF ROUGE STEEL


     SECTION 2.16 Joint Meetings. Notwithstanding any provision of these bylaws to the contrary, so long as all of the outstanding voting capital stock of the Corporation is owned, directly or indirectly, by Parent (as defined below), and so long as each member of the Board of Directors of the Corporation is also a member of the Board of Directors of Parent, (i) each meeting of the Board of Directors of Parent (a "Parent Board Meeting") shall constitute a Joint Meeting (as defined below) unless otherwise specified in the notice given with respect to such Parent Board Meeting in accordance with the By-laws of Parent and (ii) no notice of any Joint Meeting shall be required to be given to any person in his or her capacity as a director of the Corporation. As used in this
Section 2.16, (a) "Parent" shall mean Rouge Industries, Inc., a Delaware corporation, and any entity into which Rouge Industries, Inc. or any successor may be merged or with which it may be consolidated or any entity resulting from any merger or consolidation to which Rouge Industries, Inc. or any successor shall be a party and (b) a "Joint Meeting" shall mean a joint meeting of the respective Boards of Directors of Parent and the Corporation.